SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 22, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on July 22, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE

Amsterdam, 22 July 2008
Para la version Espanola, pulse aqui
ING Closes Sale of Mexican Non-Core Insurance Business to AXA
ING Group announced today that it has received all final regulatory approvals and completed the sale of part of its Mexican business, Seguros ING SA de CV and subsidiaries, to AXA. ING announced this divestment on 12 February 2008 as part of its strategy to focus on its core activities of banking, investments, life insurance and retirement services.
Under the terms of the agreement, ING sold companies that comprise its non-life businesses of P&C and Auto, plus its Health and Life insurance businesses, its Health Maintenance Organization (ISES) and its Bonding business for a total consideration of USD 1.5 billion (EUR 950 million).1
Based on the purchase price, ING expects to realise a capital gain on the sale in a range between EUR 150 and 200 million, depending upon the final balance sheet and closing adjustments as well as currency exchange rates. The transaction will be booked in the third quarter of 2008.

Press enquiries:
Pilar Teixeira	Dana E. Ripley
ING Group	ING Insurance Americas
+31 20 541 5469	+1 770.980.4865
pilar.teixeira@ing.com	dana.ripley@us.ing.com
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.
ING Group
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million residential, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
In the Americas, ING Insurance employs 34,000 people and serves over 30 million customers in the United States, Canada, Mexico, Brazil, Chile, Peru, Argentina, Uruguay and Colombia, where ING offers a range of wealth accumulation and asset management products and participates in the pension, life, annuity, health, auto and property & casualty insurance businesses.

[1]	Based on current exchange rate.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: July 22, 2008